Virginia Mines Inc.
(an exploration company)
Interim Balance Sheet (unaudited)

(expressed in Canadian dollars)
	As at	As at
	May 31,	February 29,
	2008	2008
	$	$

Assets

Current assets
Cash and cash equivalents	8,719,289	8,665,254
Short-term investments	31,484,494	36,194,101
Amounts receivable	8,403,158	7,012,349
Prepaid expenses	90,373	128,484
	48,697,314	52,000,188

Long-term investements (note 4)	1,552,000	1,444,000
Property, plant and equipment	128,416	133,415
Mining properties (note 5)	17,300,469	14,896,717
Intangible asset	1,318	1,425
	67,679,517	68,475,745

Liabilities

Current liabilities
Accounts payable and accrued liabilities
Companies held by Directors	15,194	175,286
Others	3,670,528	3,719,989
	3,685,722	3,895,275

Shareholders' Equity
Share capital	98,381,201	98,204,815
Stock options (note 6)	3,937,359	3,966,778
Contributed surplus	29,481	29,481
Deficit	(39,447,960)	(39,638,943)
Accumulated other comprehensive income	1,093,714	2,018,339
	63,993,795	64,580,470
	67,679,517	68,475,745
Subsequent events (note 10)

The accompanying notes are an integral part of these interim financial statements.

Approved by the Board of Directors
(signed) André Gaumond , Director	(signed) André Lemire , Director

Virginia Mines Inc.
(an exploration company)
Interim Statements of Earnings and Comprehensive Loss (unaudited)

(expressed in Canadian dollars)
	Three-Month Periods Ended May 31,

	2008	2007
	$	$

General and administrative expenses
Salaries	175,061	23,750
Professional and maintenance fees	128,337	14,603
Management fees	-	110,064
Rent and office expenses	161,618	296,775
Stock-based compensation costs	40,796	174,413
Advertising and exhibitions	30,535	48,620
Travelling	34,791	28,419
Depreciation of property, plant and equipment	6,943	906
Amortization of the intangible asset	107	153
General exploration costs	70,815	94,621
Grants, credit on duties refundable for loss and refundable tax credit
for resources	(31,731)	(42,337)
Costs of mining properties abandoned or written off	179,463	34,971
	796,735	784,958

Other income (expenses)
Dividends and interests	450,714	456,613
Fees invoiced to partners	367,106	291,394
Option payments received in excess of cost of mining property	14,238	-
Gains on sale of available-for-sale investments	305,531	235,469
Gains (losses) on sale of investments held for trading	(12,034)	7,571
Unrealized gains (losses) on investments held for trading	33,390	(1,151,550)
	1,158,945	(160,503)

Earnings (loss) before income taxes	362,210	(945,461)
Future income taxes	(171,227)	(233,379)
Net earnings (net loss) for the period	190,983	(1,178,840)

Unrealized losses on available-for-sale investments, net of related income
taxes of $123,488 ($191,878 in 2007)	(666,833)	(896,792)
Reclassification of gains on available-for-sale investments to net earnings,
net of related income taxes of $47,739 ($41,501 in 2007)	(257,792)	(193,968)
	(924,625)	(1,090,760)
Comprehensive loss	(733,642)	(2,269,600)
Basic net earnings (net loss) per share (note 7)	0.007	(0.045)
Diluted net earnings (net loss) per share (note 7)	0.007	(0.045)

The accompanying notes are an integral part of these interim financial statements.

Virginia Mines Inc.
(an exploration company)
Interim Statement of Changes in Shareholders' Equity (unaudited)
For the three-month period ended May 31, 2008

(expressed in Canadian dollars)

							Accumulated other comprehensive income
	Share capital		Stock options		Contributed surplus	Deficit		Total
	common shares

	Number	$	Number	$	$	$	$	$
Balance as at March 1, 2008	27,005,110	98,204,815	1,367,000	3,966,778	29,481	(39,638,943)	2,018,339	64,580,470
Stock options exercised (note 6)	26,000	176,386	(26,000)	(70,215)	-	-	-	106,171
Stock options granted (note 6)	-	-	11,000	40,796	-	-	-	40,796
Net earnings for the period	-	-	-	-	-	190,983	-	190,983
Net change in the fair value of available-for-sale investments, net of related income taxes of $171,227	-	-	-	-	-	-	(924,625)	(924,625)
Balance as at May 31, 2008	27,031,110	98,381,201	1,352,000	3,937,359	29,481	(39,447,960)	1,093,714	63,993,795

Deficit and accumulated other comprehensive income as at May 31, 2008 totalling $38,354,246 ($37,620,304 as at February 29, 2008)

The accompanying notes are an integral part of these interim financial statements.

Virginia Mines Inc.
(an exploration company)
Interim Statement of Changes in Shareholders' Equity (unaudited)
For the three-month period ended May 31, 2007
(expressed in Canadian dollars)

									Accumulated other comprehensive income
	Share capital				Stock options		Contributed surplus	Deficit		Total
	common shares		Warrants
	Number	$	Number	$	Number	$	$	$	$	$
Balance as at March 1, 2007	26,425,698	94,447,526	484,162	261,114	1,086,500	2,895,074	26,028	(41,445,011)	-	56,184,731
Impact of adopting new accounting standards	-	-	-	-	-	-	-	2,191,822	2,806,561	4,998,383
Stock options granted	-	-	-	-	50,000	174,413	-	-	-	174,413
Net loss for the period	-	-	-	-	-	-	-	(1,178,840)	-	(1,178,840)
Net change in the fair value of available-for-sale investments, net of related income taxes of $233,379	-	-	-	-	-	-	-	-	(1,090,760)	(1,090,760)
Balance as at May 31, 2007	26,425,698	94,447,526	484,162	261,114	1,136,500	3,069,487	26,028	(40,432,029)	1,715,801	59,087,927

The accompanying notes are an integral part of these interim financial statements.

Virginia Mines Inc.
(an exploration company)
Interim Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)
	Three-Month Periods Ended May 31,

	2008	2007
	$	$
Cash flows from operating activities
Net earnings (net loss) for the period	190,983	(1,178,840)
Items not affecting cash and cash equivalents
Future income taxes	171,227	233,379
Cost of mining properties abandoned or written off	179,463	34,971
Depreciation of property, plant and equipment and amortization of the intangible asset	7,050	1,059
Stock-based compensation costs	40,796	174,413
Gains on sale of available-for-sale investments	(305,531)	(235,469)
Gains (losses) on sale of investments held for trading	12,034	(7,571)
Unrealized gains (losses) on investments held for trading	(33,390)	1,151,550
	262,632	173,492
Net change in non-cash working capital items
Accounts receivable	(299,622)	(438,268)
Prepaid expenses	38,111	(7,316)
Accounts payable and accrued liabilities	(1,725,893)	55,275
	(1,987,404)	(390,309)
	(1,724,772)	(216,817)

Cash flows from financing activities
Issuance of share capital	106,171	-

Cash flows from investing activities
Net disposition of short-term investments	3,832,642	2,087,652
Acquisition of mining properties	(3,130,530)	(757,901)
Change in credit on duties refundable for loss and refundable tax credit
related to exploration costs applied against mining properties	1,061,618	5,659,274
Acquisition of property, plant and equipment	(101,857)	(3,900)
Option payments received	10,763	219,472
	1,672,636	7,204,597

Increase in cash and cash equivalents	54,035	6,987,780
Cash and cash equivalents - Beginning of period	8,665,254	6,139,543
Cash and cash equivalents - End of period	8,719,289	13,127,323

Additional information
Items not affecting cash and cash equivalents related to financing and investing activities
Credit on duties refundable for loss and refundable tax credit related to
exploration costs applied against mining properties	7,151,842	3,892,528
Acquisition of mining properties included in accounts payable and accrued liabilities	2,905,607	2,153,174
Stock options exercised and included in share capital	70,215	-
Interest received	237,787	211,532

The accompanying notes are an integral part of these interim financial statements.

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

1	Interim financial information

The financial information as at May 31, 2008 and for the three-month periods ended May 31, 2008 and 2007 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature.Interim results may not necessarily be indicative of results anticipated for the year.

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of Virginia Mines Inc's. (the "company") most recent annual financial statements except for the new accounting standards as described in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These unaudited interim financial statements should therefore be read in conjunction with the company's most recent annual audited financial statements.

2	New accounting standards

Accounting changes
Effective March 1, 2008, the company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") in relating to general standards of financial statements presentation, capital disclosures and financial instruments.

Section 1400, General Standards of Financial Statement Presentation
The Section 1400 has been amended to include requiremements to assess and disclose an entity's ability to continue as a going concern (going concern assumption). The adoption of this Section had no impact on the financial statements of the company.

Section 1535, Capital Disclosures
This Section establishes standards for disclosing information about an entity's capital. The information will enable users of its financial statements to evaluate its objectives, policies and processes for managing capital. An entity will also disclose whether it complies with capital requirements to which it is subject and the consequences of non-compliance. The required disclosure is contained in note 3.

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments - Presentation
Sections 3862, "Financial Instruments – Disclosures", and 3863, "Financial Instruments – Presentation", which replace Section 3861, "Financial Instruments – Disclosure and Presentation" require enhanced disclosures on financial asset and liability categories as well as a detailed analysis of the risks associated with the company's financial instruments and how the entity manages those risks. Presentation requirements remain unchanged. The required disclosure is contained in note 8.

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

Impact of accounting pronouncements not yet adopted

International Financial Reporting Standards ("IFRS")
In 2007 the CICA published an update of the Accounting Standards Board's Implementation Plan for Incorporating IFRS into Canadian GAAP. The plan outlines the key decisions that the CICA will need to make as it implements the Strategic Plan to converge Canadian GAAP standards with IFRS. While IFRS uses a similar conceptual framework to that of Canadian GAAP, there are still significant accounting policy differences that will need to be resolved. The CICA has confirmed January 1, 2011 as the change over from current Canadian GAAP to IFRS for publicly accountable companies.

During the next periods, the company will develop its internal implementation plans to meet the guidelines of the future reporting requirements.

3	Capital management

The company considers the items included in shareholders' equity as capital components.

The company manages its capital structure and makes adjustments to it, based on the funds available to the company, in order to support the acquisition and exploration of mineral properties. Given that the company is in the mineral exploration business, the Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the company's management to sustain future development of the business.

The properties in which the company currently has an interest are in the exploration stage. As such the company is not dependent on external financing to fund its activities, for it relies on partnerships, credit on duties refundable for loss, refundable tax credit for resources and its return on investments to support its activities.

There were no changes in the company's approach to capital management during the three months ended May 31, 2008.

The company is not subject to externally imposed capital requirements.

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

4	Long-term investments

As at May 31, 2008, the company held $3,800,000 principal amount of non-bank sponsored Asset-Backed Commercial Paper ("ABCP").

Since the beginning of the period, a PCAA restructuring report of J.P. Morgan dated March 14, 2008 and a restructuring Plan proposed to notes holders dated March 20, 2008 were published. The Plan was approved by notes holders on April 25, 2008 and on June 5, 2008, the Superior Court of Ontario homologated it.

Taking into account the information made available and the changes that occurred in the credit market conditions and the review of the assumptions, the company remeasured the fair value of its investments in ABCP.

The company's methodology assessment consists on use of market indexes corresponding to the length, the constitution and the notation of underlying assets. This method includes two possible scenarios depending upon the Montreal Proposal success. We assign a 95% success probability. The average discount rate is 17.30% with an estimated average length of 8.6 years. The average coupon rate is 3.67%.

In determining the fair value of the Montreal Proposal ABCP, the company assumes the Montreal Proposal ABCP will be converted into term notes and in accordance with the key elements of the Master Agreement. In addition, the company assumes the restructured notes will include traditional securitized assets ($300,000 principal amount), restructured pooled synthetic notes ($1,500,000 principal amount) will be reduced by the cost of a margin facility estimated to be 1.00% and all US sub-prime residential mortgage-backed collateralized debt obligations will be restructured as ineligible notes ($2,000,000 principal amount). The restructuring costs will be distributed among new notes and will reduce the returns. They are not enough information on the costs allocation to assign on each note.

As at May 31, 2008 the fair value of the company's ABCP was estimated to $1,552,000. Following this estimation the company has accounted, for the three-month period ended May 31, 2008, an unrealized gain in ABCP investments of $108,000 ($0 for the three-month period ended May 31,2007), which is presented under caption "Unrealized gains (losses) on investments held for trading".

An increase in the estimate discount rates of 1% would reduce the estimated fair value of the company’s investment in ABCP by approximately $86,000.

Since the fair value of the ABCP is determined using a probability-weighted approach and the foregoing assumptions and is based on the company’s assessment of market conditions as at May 31, 2008, the reported fair value may change materially in subsequent periods. In addition, the fair value estimate is dependent upon the likelihood, nature and timing of future restructuring under the terms of the Montreal Proposal. The company believes the outcome of the proposed restructuring will not have a material impact to the company’s financial condition.

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

5	Mining properties
					Mining properties abandoned, written off or under option, credit on duties refundable for loss, refundable tax credit for resources

	# claims /	Undivided	Balance as at	Costs		Balance as at
	# permits	interest	March 1, 2008	incurred		May 31, 2008
		%	$	$	$	$
Anatacau	207
Mining property		0	25,345	-	-	25,345
Exploration costs			368,841	237,110	(109,308)	496,643
			394,186	237,110	(109,308)	521,988

Corvet Est	667
Mining property		50	30,401	21,635	(4,059)	47,977
Exploration costs			972,474	237,857	(195,505)	1,014,826
			1,002,875	259,492	(199,564)	1,062,803

Coulon JV	3,035
Mining property		50	277,562	1,915	-	279,477
Exploration costs			2,311,964	2,397,806	(1,099,205)	3,610,565
			2,589,526	2,399,721	(1,099,205)	3,890,042

Éléonore Régional	651
Mining property		100	157,361	3,450	-	160,811
Exploration costs			482,189	239,505	(110,412)	611,282
			639,550	242,955	(110,412)	772,093

FCI	412
Mining property		100	82,462	376	-	82,838
Exploration costs			639,410	4,714	(2,173)	641,951
			721,872	5,090	(2,173)	724,789

Gipouloux	1,846
Mining property		100	206,432	-	-	206,432
Exploration costs			186,386	23,939	(11,036)	199,289
			392,818	23,939	(11,036)	405,721

	(forward)		5,740,827	3,168,307	(1,531,698)	7,377,436

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

					Mining properties abandoned, written off or under option, credit on duties refundable for loss, refundable tax credit for resources

	# claims /	Undivided	Balance as at	Costs		Balance as at
	# permits	interest	March 1, 2008	incurred		May 31, 2008
		%	$	$	$	$

	(brought forward)		5,740,827	3,168,307	(1,531,698)	7,377,436

Laguiche	2,990
Mining property		100	395,540	-	-	395,540
Exploration costs			249,550	1,020	(470)	250,100
			645,090	1,020	(470)	645,640

Lac Gayot	529
Mining property	2	100	2,265,920	-	-	2,265,920
Exploration costs			797,475	(269)	124	797,330
			3,063,395	(269)	124	3,063,250

Nichicun	1,501
Mining property		100	177,228	-	-	177,228
Exploration costs			244,539	6,156	(2,838)	247,857
			421,767	6,156	(2,838)	425,085

Poste Lemoyne Ext.	230
Mining property		100	1,103,304	-	-	1,103,304
Exploration costs			1,532,281	912,253	(420,549)	2,023,985
			2,635,585	912,253	(420,549)	3,127,289

Wabamisk	734
Mining property		100	142,655	2,070	-	144,725
Exploration costs			601,087	196,980	(90,808)	707,259
			743,742	199,050	(90,808)	851,984

Others
Mining properties			953,031	33,985	(16,401)	970,615
Exploration costs			693,280	426,282	(280,392)	839,170
			1,646,311	460,267	(296,793)	1,809,785
			14,896,717	4,746,784	(2,343,032)	17,300,469

All mining properties are located in the province of Quebec.

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

Change in mining properties
$

Balance as at March 1, 2008	14,896,717

Costs incurred during the period

Claims et permits	63,431
Analyses	181,236
Drilling	2,249,163
Geophysics	901,565
Geochemistry	3,692
Geology	62,977
Transport	807,960
Professional fees	405,365
Accomodation	71,395
4,746,784

Mining properties under option	(10,763)
Mining properties abandoned or written off	(179,463)
Credit on duties refundable for loss and refundable tax credit
for resources	(2,152,806)
(2,343,032)
Balance as at May 31, 2008	17,300,469

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

6	Stock options

The options granted are exercisable over a maximum period of ten years following the date of grant.The following table summarizes information about stock options outstanding and exercisable as at May 31, 2008 :

Options outstanding and exercisable
			Weighted average exercise price $
		Weighted average remaining contractual life (years)

Exercise price	Number

between $3.89 and $5.22	1,039,500	7.98	4.24
between $6.30 and $7.08	312,500	9.45	6.77

The fair value of stock options granted during the three-month period ended May 31, 2008 has been estimated using the Black & Scholes model with the following assumptions :

Risk-free interest rate	3.30%
Expected volatility	47.00%
Dividend yield	Nil
Weighted average expected life	7 years
Weighted average fair value of options granted	$3.709

7	Earnings per share

For the three period ended May 31, 2007, there was no difference between the basic and diluted loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. However, the net loss diluted per share for this period was calculated according to the basic weighted average number of shares outstanding (26,425,698 in 2007).

	Three-Month Periods Ended May 31,

	2008	2007

Basic weighted average number of shares outstanding	27,015,849	26,425,698
Stock options	387,815	288,806

Diluted weighted average number of shares outstanding	27,403,664	26,714,504

Items excluded from the calculation of diluted earnings per
share because the exercise price was greater than the
average quoted market value of the common shares
Warrants	-	484,162
Stock options	193,750	-

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

8	Financial instruments

Fair value

The fair value of financial instruments as at May 31, 2008 and as at February 29, 2008 is summarized as follows :
	As at May 31, 2008		As at February 29, 2008
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets	$	$	$	$
Held-for-trading
Cash and cash equivalents	8,719,289	8,719,289	8,665,254	8,665,254
Warrants and convertible debentures	1,786,246	1,786,246	2,066,082	2,066,082
Long-term investments	1,552,000	1,552,000	1,444,000	1,444,000

Available for sale
Bonds, trust units and shares	29,698,248	29,698,248	34,128,019	34,128,019

Loans and receivable
Amounts receivable from partners and others	8,403,158	8,403,158	7,012,349	7,012,349

Financial liabilities
Accounts payable and accrued liabilities	3,685,722	3,685,722	3,895,275	3,895,275

Amounts receivable from partners and others and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity. Cash and cash equivalents are valued at fair value.

The fair value of available-for-sale short-term investments is established using the bid price on the most beneficial active market for this instrument that is readily available to the company. When a bid price is not available, the company uses the closing price of the most recent transaction on such instrument.

The fair value of convertible debentures is established in a manner similar to available-for-sale short-term investments. Since there is no active market for the warrants, the company determined their fair value using an option pricing model (Black & Scholes model).

The fair value of long-term investments was determined using the method as described in note 4.

As at May 31, 2008, gross unrealized losses on available-for-sale securities totalled $976,076. Of this amount, $22,355 related to bonds and preferred shares and result from wider credit spreads due to recent disruptions on capital markets as well as increases in market interest rates and not from deterioration in the creditworthiness of issuers and the balance of $953,721 on common shares and trust units related to the timing of market prices, foreign exchange movements and early years in business cycle of the investees for certain investments. The company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It determined that the gross unrealized losses are temporary in nature.

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

Financial risks
The company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments (including interest risk and foreign exchange risk).

Credit risk
Credit risk associated with short-term investments arises mainly from the possibility that the issuer of securities may be unable to fulfill payment obligations. The company minimizes its exposure to issuer risk by investing only in products having a high quality investment-grade rating. It also ensures to achieve a good diversification of its banking investments. In addition, the company attempts to minimize its risks by entering into agreements only with Canadian institutions and their subsidiaries. Exposure to these risks is closely monitored and maintained within the limits stated in the investment policy of the company, which is revised regularly.

Credit risk associated with receivables from partners arises from the possibility that the partners may not be able to repay their debts. These receivables result from exploration work carried out on projects in partnership with other mining companies. The company considers that the credit risk related to amounts receivable from such partnership is minimal, because the company signed agreements with major mining companies.

Liquidity risk

Liquidity risk is the risk that the company may be enable to fulfill its financial obligations related to financial liabilities. The company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2008 the company had a cash balance of $8,719,289 ($8,665,254 as at February 29, 2008) to settle current liabilities of $3,685,722 ($3,895,275 as at February 29, 2008). All of the company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as variation in fair value of financial instruments, interest rate risk and foreign exchange risk.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuate due to changes to market interest rates. Company's current policy is to invest excess cash principally in bonds and convertible debentures refundable before maturity and/or in interest bearing accounts of Canadian banks and their subsidiaries.

As at May 31, 2008 and as at February 29, 2008 the company's exposure to interest rate risk is summarized as follows :

Cash and cash equivalents	Variable interest rate
Short-term investments	Fixed interest rates ranging from 2.88% to 8.50%
Amounts receivable from partners and others	Non-interest - bearing
Long-term investments	As described in note 4
Accounts payable and accrued liabilities	Non-interest - bearing

For the three month period ended May 31, 2008, the sensivity to a plus or minus 1% change in bank balance rates would have an effect of $23,000 on the Statement of Earnings and Comprehensive Loss.

Virginia Mines Inc.
(an exploration company)
Notes to Interim Financial Statements (unaudited)

(expressed in Canadian dollars)

Foreign exchange risk

The company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The company holds foreign currency in a Canadian bank account as at May 31, 2008, but the risk is minimized because the balance of the bank account is not significant for the company. As a result, the company's exposure to foreign exchange risk is minimal.

9	Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

10	Subsequent events

On June 5, 2008, the company completed a private placement consisting of 500,000 common shares at the price of $9.00 for a total financing of $4,500,000. Proceeds from the offering will be used mainly to fund exploration on the Coulon JV project on which Virginia and Breakwater Resources Ltd. announced a significant base-metal discovery. Part of the proceeds will also be used to fund exploration on other projects.

On July 3, 2008, the company signed a letter agreement with its financial institution concerning a credit agreement that will be effective following the application of the Crawford Committee's proposal on ABCP. This agreement applies on restructured notes to be received in exchange of ABCP supported by ineligible assets with a carrying value of $2,000,000 that the company holds. The company will be eligible to credit facilities up to $1,500,000. The initial maturity will be 2 years from the signing of the agreement, which term can be deferred at the financial institution's discretion for additional periods of one year respectively, for a maximum of 5 renewals. Under the credit agreement, the company will have the option, from the contractual maturity date of the credit facility, to dispose of the restructuring notes in favour of the financial institution in payment of the facility principal.